# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A209
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001079973-25-000383
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, Celadon Partners SPV 24, PO Box 500, 71 Fort Street,, Grand Cayman, Cayman Islands (E9), KY1-1106, 852 3851 8700; Scott Lesmes, c/o Morrison & Foerster LLP, 2100 L Street, NW #900, Washington, District Of Columbia (DC), 20037, 202-887-1500

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,777,000; sole dispositive power 0; shared dispositive power 9,777,000; aggregate amount beneficially owned 9,777,000 (37.6% of the class)
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,777,000; sole dispositive power 0; shared dispositive power 9,777,000; aggregate amount beneficially owned 9,777,000 (37.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends the Schedule 13D originally filed on March 13, 2025 (the "Schedule 13D") relating to the Common Stock of the Issuer. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. This Amendment No. 1 is being filed solely to provide Appendix A referenced in Item 2(d) of the Schedule 13D. No other information is being amended.

## Signatures
- Celadon Partners SPV 24: /s/ David Egglishaw, David Egglishaw, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (03/17/2025)
- Celadon Partners, LLC: /s/ David Egglishaw, David Egglishaw, Manager (03/17/2025)